SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                       INTERNATIONAL IMAGING SYSTEMS, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    00178Q108
                       -----------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 10, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 11 pages

CUSIP No.: 00178Q108

NAME OF REPORTING PERSON

1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adam Benowitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF                        7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER - 300,001
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER - 300,001

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,001

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.5%

14    TYPE OF REPORTING PERSON

      IN

                               Page 2 of 11 pages

CUSIP No.: 00178Q108

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Opportunity Master Fund, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

NUMBER OF                        7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER - 300,001
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER - 300,001

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,001

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.5%

14    TYPE OF REPORTING PERSON

      CO

                               Page 3 of 11 pages

CUSIP No.: 00178Q108

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF                        7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER - 300,001
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER - 300,001

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,001

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.5%

14    TYPE OF REPORTING PERSON

      IA

                               Page 4 of 11 pages

                                EXPLANATORY NOTE

This Schedule 13D (this "Statement") amends the Schedule 13G originally filed on July 19, 2007 by and on behalf of Vision Opportunity Master Fund, Ltd., as amended by Amendment No. 1 thereto on Schedule 13G previously filed on September 11, 2007 and as amended by Amendment No. 2 thereto on Schedule 13G previously filed on September 11, 2007 ("Amendment No. 2," and all of the foregoing, collectively, the "Existing Schedule 13G").

Further to updating the Existing Schedule 13G, the Reporting Persons (as hereinafter defined) note and hereby correct the following error contained in Amendment No. 2:

      o The percentage of shares beneficially owned was erroneously reported as 13.0%, and should have been reported as 19.1%.

ITEM 1.   Security and Issuer.

      The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of International Imaging Systems, Inc., a Delaware corporation (the "Company" or the "Issuer"), with its principal executive offices located at 2419 E. Commercial Blvd., Suite 305, Ft. Lauderdale, FL 33308.

ITEM 2.   Identity and Background.

      (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and the Portfolio Manager of the Fund.

      The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

      (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 5 of 11 pages

ITEM 3.   Source and Amount of Funds or Other Consideration

      The funds used to acquire the securities that are described in this
Schedule 13D were from working capital of the Fund and aggregated $166,100.

ITEM 4.   Purpose of Transaction.

      The Fund acquired the Issuer's securities for investment purposes.

      On November 3, 2006, the Fund acquired from the Issuer 500,000 shares of Common Stock and 25,000 shares of Series A Preferred Stock convertible into 2,500,000 shares of Common Stock (the "Preferred Stock"), for aggregate consideration of $150,000. On June 14, 2007, the Issuer effected a 30 for 1 reverse split of the Common Stock. On August 10, 2007, the Fund acquired from the Issuer 90,000 shares of Common Stock and a Warrant to purchase 90,000 shares of Common Stock (the "Warrant"), for aggregate consideration of $15,000. On August 13, 2007, all of the Preferred Stock was converted into 83,333.33 shares of Common Stock. On August 17, 2007, the Warrant was cancelled in consideration for one share of Common Stock. On September 10, 2007, the Fund acquired 110,000 shares of Common Stock for $0.01 per share in a privately negotiated transaction.

      Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.   Interest in Securities of the Issuer.

      (a) The Fund beneficially owns 300,001 shares of Common Stock, representing 20.5% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 1,466,573 shares of Common Stock outstanding as of September 5, 2007, as reported to the Fund directly by the Issuer.

      (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 300,001 shares of Common Stock reported herein.

      (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty
            (60) days.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 4 above.

                               Page 6 of 11 pages

ITEM 7.   Material to be Filed as Exhibits.

      Exh. #   Description
      ------   -----------

      1        Joint Filing Agreement



                               Page 7 of 11 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2007

                               ADAM BENOWITZ
                               VISION CAPITAL ADVISORS, LLC
                               VISION OPPORTUNITY MASTER FUND, LTD.

                               By: /s/ Adam Benowitz
                                   ---------------------------------------------
                               Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of the Fund



                               Page 8 of 11 pages

                                   SCHEDULE I

      The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS
---------

      Adam Benowitz (US Citizen)
      Managing Member
      Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
      New York, New York 10019

      Robert Arnott (British/Cayman Citizen)
      Box 31695
      One Breezy Pines
      Bel Air Drive, South Sound
      Grand Cayman KY1-1207
      Cayman Islands
      Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

      Peter Young (Cayman Citizen)
      27 Hospital Road, George Town
      Grand Cayman KY-1109
      Cayman Islands
      Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

EXECUTIVE OFFICERS
------------------

      None.



                               Page 9 of 11 pages

                                  EXHIBIT INDEX

      Exh. #   Description
      ------   -----------

      1        Joint Filing Agreement




                               Page 10 of 11 pages

EXHIBIT 1

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of International Imaging Systems, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 25, 2007

                         ADAM BENOWITZ
                         VISION CAPITAL ADVISORS, LLC
                         VISION OPPORTUNITY MASTER FUND, LTD.

                         By: /s/ Adam Benowitz
                             ---------------------------------------------------
                         Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of the Fund




                               Page 11 of 11 pages